

**BUSINESS PLAN**

# Unique Beauty Supply

## Contact Information:

Elizabeth Zuniga
Owner
Unique Beauty Supply
Broussard, LA 70518


Contact:
Elizabeth Zuniga
(786) 420-0356
(337) 252-7160
sales@uniquebeautysupplybroussard.com

This document contains confidential information. It is disclosed to you for informational purposes only. Its contents shall remain the property of Unique Beauty Supply and shall be returned to the owner of Unique Beauty Supply when requested.

**Legal Page**
**Confidentiality Agreement**


The undersigned reader acknowledges that the information provided by **Unique Beauty Supply** in this business plan is confidential; therefore, reader agrees not to disclose it without the express written permission of Owner, Elizabeth Zuniga.


It is acknowledged, by reader, that information to be furnished in this business plan is in all respects confidential in nature, other than information, which is in the public domain through other means, and that any disclosure or use of it by reader may cause serious harm or damage to **Unique Beauty Supply**.


Upon request, this document is to be immediately returned to **Unique Beauty Supply,** Owner Elizabeth Zuniga.


_____
Signature


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Name (Print)


_____
Date


This is a business plan. It does not imply an offering of securities or partnerships.

# Table of Contents

# 1. Executive Summary

Unique Beauty Supply is a startup multi-ethnic beauty supply store to be located in Broussard, Louisiana. The total investment will be **$50,000** and the purpose of this business plan is to support its request towards business expenses.

### 1.1 Business Opportunity

Unique Beauty Supply is a retail beauty supply store serving the immediate community of Broussard. Unique Beauty Supply primary customers are African American however we will meet the needs of all residents in the community by diversifying our product mix. Unique Beauty Supply will focus on creating a one-stop, full-service shopping experience for the consumer market in Broussard with products and equipment from various lines; available as maintenance products for consumer sales to men, women and children.

### 1.2 Product/Service Description

Unique Beauty Supply will offer an extensive line of beauty supplies, approximately 2,000 sku's (stock keeping units). Product categories will include shampoos, conditioners, relaxers, hairdressings, electrical equipment, salon apparel, accessories, commercial hair, wigs, and styling tools will be carried. Sales are primarily walk in, with additional sales supplemented by licensed beauty professionals, institutional sales (B2B) (schools and salons), and a website with fully functional e-commerce capabilities in the future.

### 1.3 Financial Potential

This is a unique opportunity to create a business which combines existing business structures to offer convenience for the end user and ultimately the professional customer with a variety of lines not normally carried in many beauty supply stores, along with a staff that is knowledgeable about the products. This is an industry that is still within a growth phase with substantial cash flow. Key elements for success in this business are to manage inventories effectively as trends and style preferences change, and that the business is well equipped to change along with the preferences of its customer base. Although no business is recession proof, this is a proven market where health, beauty & hair care is not considered a luxury, but a necessity. This plan will show how the business can be a very profitable venture in a 1-3-year time-period with the ability to handle debt service comfortably.

### 1.4 The Request –

Unique Beauty Supply is requesting a seven-year loan in the amount of **$20,000**. These funds will be used to purchase inventory, furniture, fixtures, office equipment, etc. The equity investment on the part of Unique Beauty Supply is 67% of the total investment amount.

# 2. Company Background

**Unique Beauty Supply formed a Limited Liability Company on November 29, 2018**

Elizabeth Zuniga is a business owner that is passionate about beauty, business, and giving back to her community. She is a leader and a mentor to young women hoping to become future business owners. Elizabeth is also very close to her family. During her spare time, she loves to participate in outdoor sports, water sports, and spend her time at the beach. She is from Bronx, NY and she currently resides in Miami, FL.

Elizabeth is the owner of Unique Beauty Supply and a US Army Reserve Soldier. She joined the Army in 2010 as an Active Duty enlisted soldier serving for the US Army Public Health Command. She then went on to continue her education and commission in the US Army Reserve as a Human Resource Officer in the Adjutant General Corps in 2018. Before fully becoming an officer, she worked at US Southern Command as a student intern. She served as an Army Reserve career manager, administrator, and strength management officer.

Elizabeth obtained an Associates of Arts degree in Business Administration from Miami Dade College in the Spring of 2016. In the summer of 2018, she obtained a Bachelor of Business Administration in Management from Florida International University. She is currently working on her Master of Business Administration in Human Resource Management at University of Louisiana at Lafayette. Her degree program is halfway complete, and she is projected to graduate in Spring 2020. She currently has a 4.0 GPA and is in the process of joining the Society of Human Resource Management (SHRM).

## 2.1 Current Position and Business Description

Unique Beauty Supply mission is to provide exceptional quality hair extensions, wigs and products at competitive prices to consumers. We strive to set an example of a well-run business that serves our customers as well as the community at large.

Our customers are our first responsibility. Our products and merchandise are aimed to help people in our community to grow together in ever changing upcoming beauty trends. It is our aspiration to become their one stop shop beauty retail provider.

By providing exceptional customer service combined with competitive pricing and a growing product mix; our goal is to create a one stop shopping destination where all urban beauty supply needs will be met. We aim to ensure that every customer has a pleasurable, unique shopping experience and leaves with the best beauty products to meet their needs.

Unique Beauty Supply will operate and grow at a profitable rate through sound economic decisions and a strong knowledge base of the products and work ethic. We will employ a knowledgeable staff to work in a pleasant environment reaching out to the larger consumer market. Unique Beauty Supply will provide an outlet for beauty professionals and the do-it-yourself consumer with a quick & courteous over-the-counter experience.

### 2.2 Ownership

Unique Beauty Supply is owned by Elizabeth Zuniga a dedicated entrepreneur committed to the success of the business.

Elizabeth Zuniga: 100% Owner

# 3. Products

The sources for Unique Beauty Supply products are as follows: Jinny Beauty Supply, Carib Sales Distribution, Bee Sales and TWT Distribution. All four suppliers are large distributors which buy direct from manufacturers for the purpose of resale, and they do not sell to the consumer market. Almost all of the manufacturers' products we will utilize are represented by each, with Jinny and Bee Sales being the largest. Where economies of scale exist, direct purchasing from manufacturers will be pursued. In addition, electronics and other fixtures will be purchased direct from manufacturers and distributors. Additional lines purchased direct, will be added as business dictates. The products sold at our retail outlet will be products with existing patents used and trusted by millions of consumers and the manufacturers have been in business for decades.

## 3.1 Product Overview

Unique Beauty Supply will carry well known ethnic beauty brands as shown in the list below as well as some popular brands that are not widely available in ethnic beauty supply stores such as Miss Jessie's, Design Essentials and Jane Carter. We will have a wide but targeted selection of products in all of the various brand families to avoid excess inventory in slow moving brands. Product mix will be determined through available market share data, and coordination with suppliers, specifically on return policies to enable us to fine tune and rebalance our inventory as a pattern of sales velocity can be established.

Sample of Brands Expected to Carry

| | | |
|---|---|---|
| All Ways Natural | Doo Gro | Mixed Chicks |
| Africa's Best | Fabu-Laxer | Murray's |
| Africa's Best Organics | Fantasia IC | New Era |
| Affirm | Folicuré | Nubian Silk |
| Ampro | Fromm | Organic Root Stimulator |
| African Gold | Gentle Treatment | Optimum |
| Aphogee | Gigi | Olive Miracle |
| Alba | Gold 'N Hot | Parnevu |
| Babyliss | Glovers | PCJ |
| Barbicide | Hollywood Beauty | Perm Repair |
| Better Braids | Hot Tools | Paul Mitchell |
| Beverley Johnson Wigs | Infusium 23 | Profectiv |
| Bee Mine | Isoplus | Pro-line |
| Biotera | Jazzing | Posner |
| Bronner Brothers | Just For Me | Redken |
| Blue Magic | Just For Men | Sanek |
| Black N' Sassy | Kera Care | Soft 'N Beautiful |
| Blended Beauty | Let's Jam | Sportin' Waves |
| Bone Straight | Leisure Curl | Soft Sheen-Carson |
| Bantu | LeKair | S-Curl |
| Crème of Nature | Long Aid K7 | Silky Wrap |
| Care Free | Luster | Taliah Waajid |
| Dark and Lovely | Lustrasilk | TRESemmé |
| Dax | Maybelline | Wahl |
| Dr. Miracle | Mizani | Queen Helen |
| Dr. Fred | Magic Shave | Qhemet |
| Duke | Motions | Vivica Fox Wigs |
| EO | Mane n' Tail | Une'que Gro |

### 3.2 Competitive Analysis

Broussard has a strong consumer base for beauty supply stores. This market consumes over-the-counter products and uses beauty styling equipment. Unique Beauty Supply will utilize unique customer service techniques by training employees to enhance every customer experience when they enter the store; this will generate a loyal repeat customer base. A friendly atmosphere mixed with an in-depth cultural understanding of ethnic beauty products will result in strong customer retention numbers despite competition in the area.

Our competitive edge will be our beauty service offering of wig/hair styling and delivery service within a specified area. Our niche' will organically grow as we learn more about the needs of our customer base, however, to start we will incorporate extended operational hours on Friday and Saturday. This option is currently not available in our market.

# 4. The Industry, Competition and Market

### 4.1 Primary Competitors

Primary competitors are boutique-sized mom and pop styled retailers. We have not identified any market competitors within our targeted area. With the implementation of our competitive edge service offerings, in addition to the limited selection of products from competitors we are poised for instant market share and gradual significant success.

### 4.2 Market Size

The ethnic beauty market is a 15 billion-dollar per year business. The African American population in the U.S. is 41.8 million. That equates to $215 annually per capita. Figure 1 illustrates the share of market of the various segments in this market.

AFRICAN AMERICAN HEALTH & BEAUTY AIDS
SHARE OF INDUSTRY SALES



Food & Drug Merchandisers
OTC
Sally
Wal-Mart
Dollar
Other
12%
50%
8%
12%
8%
8%


Fig. 1 source, *Alberto Culver*

**4.3 Market Growth**

This is a category of retailing and product type; which will continue to grow in this area. The population in zip code 70518 is 11% urban. Broussard's 70518 zip code had a population of 12,297 in 2010 and currently has a total population of 17,072, a 28% increase, which demonstrates it to be a growing community. The median income is a healthy $72,758, an amount that allows enough disposable income for earners to consume health, hygiene and beauty products for themselves and their families. This illustrates the economic stability in the Broussard area. *(Courtesy of city-data.com)*



Races in Zip Code 70518
White alone
Other
2 or more races
Hispanic
Black alone
Asian alone

## 4.4 Customer Profile

The primary targeted customer for Unique Beauty Supply is the African American female. The illustration in Figure 2, ages 18-24, and 25-34 demonstrates the high propensity of Over the Counter (OTC) shopping amongst this group, whereas the median age for the females in this market is 35-60 years old. Figure 3 illustrates the frequency of shoppers' trips to each segment.

**DEMOGRAPHICS-AGE**



Fig. 2 (Demographics-Age), source, *Alberto Culver*

- OTC shoppers skew much younger than Food and Drug Merchandisers.
- Older shoppers are much more prevalent in Drug.

The above chart identifies where the opportunities for profit lie most. The 18-24 age group is most interested in beauty products available at OTC retailers. This means that our marketing strategy will be derived upon this demand area. Age group 25-34 and 45–54 also make up a strong area of demand for OTC items so they will also be marketed to under various campaigns specifically to meet the needs of these targeted age groups and shopping habits.

1



This area illustrates that there is stability and independence among its consumers. Over 80% of them own or operate a vehicle they regularly use, has the freedom of mobility and does not rely on taxicabs or public transportation to take them to their destinations. This conveys the independent culture of the area.

**Means of transportation to work**

- Drove a car alone: 6,451 (88%)
- Carpooled: 368 (5.0%)
- Bus or Trolley: 12 (0.2%)
- Walked: 181 (2.5%)
- Other means: 64 (0.9%)
- Worked at home: 193 (2.6%)

**FREQUENCY OF TRIPS**
**African American Shoppers**



Fig. 3, source (Frequency of Trips-African American Shoppers), *Alberto Culver*

- OTC shoppers are making significantly more trips to purchase hair care products.
- Frequent shoppers average 22 trips per year to purchase hair care products.

**HAIR CARE PURCHASES**
**AFRICAN AMERICAN SHOPPERS**



Fig. 4, source, *Alberto Culver*
Explanations: Numbers indicate percentage of AA shoppers who bought from respective outlets last year.

- 66% of consumers purchased at least one product at OTC stores.
- 51% of consumers purchased at least one product at Discount A Stores.

# 5. Marketing Plan

Unique Beauty Supply will reach its customers through several marketing efforts. Unique Beauty Supply will use print, radio, cellular, e-mail, and internet presence to communicate the business' image, services, and special offers.

a. **Print advertising** will be placed in the *The Daily Advertiser, The Advocate, 008 Magazine, and Quick Starter* newspapers and magazines which targets the local market of Broussard.

b. **Radio advertising** will be played on 88.3 KIEE, 95.5 KRRQ, 107.9 KHXT, and 104.7 KNEK during popular morning and afternoon drive time shows for the greatest exposure with ad campaigns.

c. **E-mail marketing** campaign is to be conducted utilizing Mailchimp.com or i-Contact; firms specializing in designing e-mail marketing communications with a high penetration method of advertising to our target market.

d. **Mobile marketing** is a method of reaching a customer base through cell phone text messaging technology. This technology can be used to deliver a daily sale or an electronic coupon to customers. A text code can be inserted into both print advertising, radio advertising, and in store communications as well. This technology is one in which the client must opt in to receive, however, response or redemption rates are typically 20%. This is a far higher response than couponing which gives a less than 1% redemption rate in consumer goods products. In a more advanced form, we will optimize the website for easy viewing on mobile devices to encourage ecommerce that enables Unique Beauty Supply clientele to quickly create an order for pick-up seamlessly or request delivery, while they are conducting normal daily activities.

e. **Direct Mailing** advertising with specials inserted in each postcard will be sent to the nearest 800-1000 residential zip codes from the location of the store. This service is a seamless service offered by the United States Postal Service at www.usps.com. This service allows a merchant to open an online account and upload flyers to its online portal and schedule the mailing to the zip codes. There will be no extensive man hours burned by Unique Beauty Supply utilizing this service beyond uploading the flyer and scheduling the date and time of the mailing. The USPS handles the labeling of addresses and delivery of the flyer. There will be different colored flyers with the exact same layout mailed once per month highlighting different specials available to the consumer for that month. This is a proven and effective method of marketing.

f. **Social Media** will be utilized to raise awareness of the business and its offerings through Facebook, Twitter, LinkedIn, Instagram, YouTube, Google+ and Pinterest.

g. **Online Analytics** will be used to capture customers searching for local beauty retailers. SEO (Search Engine Optimizing) along with Google Ads (with appropriate keywords) and YELP will be utilized to help increase the online search rankings for beauty supply stores in the Broussard area.

h. **Television Advertising** campaigns will be considered on cable/satellite providers (Cox, DirecTv, and Dish Network) based on zip code and targeted TV programming. A professional production team will create commercial advertising.

## 5.1 Pricing

Pricing strategies will include pricing of equipment at a 40% retail margin, which is an industry standard. Commercial hair for wigs will be sold at a 70% retail margin. Weaving will be sold at a 30% markup. OTC chemical products will have varying margins, typically between 15% – 25% margin. There will be some loss leaders to mirror pricing at the mass merchants, which can typically sell these limited selections of items at a 12%-20% margin. Discounters usually dedicate 4 or 8 feet of gondola space to the loss leader category, or approximately 220-250 square feet. We will employ "status quo" pricing strategies in regard to competing with local Beauty Supplies. We will be seeking to maintain category profitability similar to competitors and differentiate our store based on service, knowledge, store environment, ambiance and communicating our business propositions more often, efficiently, and clearly.

## 5.2 Promotional Plan

☐ **Print advertising** will also include direct mailing, billboards, coupons and specials. Information retrieved from rebates will be utilized to strengthen our Customer Relationship Management (CRM) for our target.

☐ **Radio advertising** will be placed on one station at a time for trial runs over three months to determine which station yields the best return during peak listening times during the week and weekend. Ads will be "call-to-action" ads that will prompt immediate buying decisions from the consumers

☐ **E-mail marketing campaign** will be conducted utilizing Unique Beauty Supply firm of choice, specializing in designing e-mail marketing communications to reinforce sales with brand awareness and sale advertising to prompt in-store inquiries & sales.

☐ **Mobile marketing** is a method of reaching a customer base through cell phone text messaging technology. This highly used technology will allow Unique Beauty Supply to engage customers with instant call-to-action messages.

☐ **Viral Marketing** will provide customers with a platform to interact with us. For example, on our Facebook page we will post videos and store promotions and allow for comments.

□ **Unique Beauty Supply** will develop a website that will add an e-commerce component to the business featuring certain products and product categories available for sale. A professional web designer has been retained to design a secure and user-friendly site.

## 5.3 Sales Projections

Sales in the beauty sector of the retail industry are cyclical. However, the cycle does not have an adverse effect on the annual sales or monthly profitability. Unique Beauty Supply will accommodate the cycles by adjusting inventory purchasing, personnel scheduling and marketing budgets. The cycle operates as follows:

**January** = Sagging sales due to holiday aftermath
**February** = Sales slightly increases largely because of Valentine's and Presidents Day **March** = Sales climb significantly due to warming weather
**April** = Sales continue to steadily climb due to spring break, Easter and high school proms
**May =** Sales experience a jump due to graduation preparations, Mother's Day, summer excitement **June** = Sales flatten due to out–of-school students
**July** = Sales follow June's sales numbers
**August** = Sales experience a spike due to back-to-school preparations
**September** = Sales remain high due to new school year
**October** = Sales soften a little with no major drop-off
**November** = Sales significantly increase due to the holiday season
**December** = Sales reach very high numbers due to holiday shoppers

*Note: The exact sales numbers are actualized after the personality of the location has been established. These projections are industry wide based upon market psychographics and trends.*

## 5.4 Feedback

Marketing plans will be monitored for effectiveness. This can easily be done by targeting specific products to specific publications, or specific electronic platforms to measure redemption rates. In addition, in-store comment cards will be used as a good way to increase customer feedback.

# 6. Operating Plan

### 6.1 Location

Unique Beauty Supply will open in **Broussard, LA 70518** where there is a strong saturation of the targeted consumers, however we expect consumers in surrounding zip codes to also patronize our business. The targeted location in Broussard is a stable area with, according to city-data.com, almost 20,000 residents, well above the needed number of repeat customers to be a successful business, putting Unique Beauty Supply in a great position for success. This zip code zone is home to over 10% of African Americans, which will be our primary consumer. The location considered in this area will have excellent access and visibility to vehicular and foot traffic. *(Please see the Market Data below.)*

### Market Data (Broussard, LA- 70518)

| | |
|---|---|
| Current Population: | 17,072 |
| 2010 Population: | 12,297 |
| Households per ZIP Code: | 4,652 |
| Average House Value: | $205,500 |
| Avg. Income Per Household: | $72,758 |
| Persons Per Household: | 2.64 |
| White Population: | 9,918 |
| Black Population: | 1,854 |
| Hispanic Population: | 354 |
| Asian Population: | 452 |
| American Indian Population: | 102 |
| Hawaiian Population: | 26 |
| Other Population: | 171 |
| Male Population: | 6,122 |
| Female Population: | 6,175 |



## 6.2 Facility

Unique Beauty Supply will occupy a retail space up to 1500 sq. ft. This is ample size to house thousands of products with a retail value of over $50,000. A lease term between 3-5 years will be sought. Improvements to a location will be considered for interior walls, painting, flooring, restroom renovation as needed. The location will have a store operations area (sales & product displays), which will encompass the majority of the suite, an administrative area for management tasks, restrooms per city code requirements, and an inventory room for overstock products and maintenance.

A DVR based security system will be installed, along with an automated Point-of-Sale system, electronic shelf tag system, digital signage system, gondola shelving, glass display cases, slat wall fixtures, and the sales counter will be outfitted in the store. Signage for store interior, entrance doorway and exterior overhead of the store will be created and installed. *(See store sample)*



BOX CORNER
wire fencing
35 FT. WALL UNIT
open end baskets
DISPLAY CASE
SPACE INVADAR
8 FT. GONDOLA
standard shelves
down-slope shelves
END UNITS
END UNIT
12 FT. GONDOLA
8 FT. GONDOLA
END FRAME
END UNITS
standard shelves
END UNIT
FILLER
COUNTER
FILLER
14 FT. GONDOLA
COUNTER
SHOWCASE
3 FT. WALL UNIT
RESTROOM
24 FT. WALL UNIT
wire fencing
BACK COUNTER
SLATWALL
BOX CORNER
HELIUM TANK

### 6.3 Suppliers and Vendors

Suppliers of over-the-counter products will be supplied by Jinny Beauty Supply (JBS), Bee Sales, TWT Distributors and Carib Sales. Other local distributing companies will be identified and used as alternate cash and carry suppliers. Jinny is one of the primary national distributors to the OTC industry.

### 6.4 Personnel Plan

The store will be owner-operated. The staff will cap at three employees in the first year including the owner. Upon opening, two employees will be hired, consisting of one full-time, and one part-time. Staffing needs will be assessed as required to add another part-time employee in the future. Hired staff will be friendly; customer service oriented with prior retail experience and education in hair and beauty products, cosmetics, and the fashion industry.

### 6.5 General Operations

Unique Beauty Supply will be open 6 days a week. Monday through Saturday 10am until 7pm and Sunday Closed.

## 7. Goals and Strategies

Unique Beauty Supply goal is to increase annual sales by 3% by re-evaluating sales and marketing strategies quarterly. These assessments will identify if current campaigns are effective and/or if new ones should be implemented. Unique Beauty Supply will improve efficiency by managing the reduction of sunken costs such as, but not limited to; administrative supplies and bank fees. Unique Beauty Supply will establish a unique brand and shopping experience to a clientele in an industry segment that is underserved in its service levels, cultural understanding, and attractive shopping environments. Unique Beauty Supply will provide an attractive decor and ambiance that is above typical in the consumer sector of this retail category in the Broussard market. Unique Beauty Supply will grow the business by developing local relationships. The goal is to acquire and/or maintain at least 5 partnerships per month through Business-to-Business opportunities sought to increase monthly revenue and to strengthen community ties.

### 7.1 Business Goals

Unique Beauty Supply goal is to establish itself as the leading supplier of affordable high-quality over-the-counter products in Broussard. Unique Beauty Supply will ultimately create an ideal shopping experience for consumers who are looking for obscure hair products, coupled with in-store demonstrations. Unique Beauty Supply will be accessible and efficient in its overall customer experience to ensure customers are happy, pleased and informed about their hair and beauty purchases.

Within six to twelve months Unique Beauty Supply short term goal is to sustain a strong infrastructure business model position. This will poise us to roll out mobile store services.

### 7.2 Keys to Success

The keys to success are as follows:

1. **Hire the right people** - Unique Beauty Supply will hire and require new employees to successfully complete an internal training program to promote retention. The training will be to increase product knowledge, effective ways to upsell & cross-sell, as well as to build rapport with other associates. Employees will also be sent to industry trade shows and events to stay cutting edge. Employees will maintain a code of ethics emphasizing honesty, and ethical behavior in business practices.

2. **Control inventory** - As the beauty industry is driven by trends, it is important to continually analyze the business to ensure that proper inventory is maintained, but not in excess quantities (just-in-time method). Unique Beauty Supply will utilize its Point of Sale System to detail inventory movement data to further ensure maintenance of adequate inventory levels.

3. **Ongoing marketing program** - Unique Beauty Supply will maintain an ongoing multi-media marketing program, print, radio, e-mail, cell phone, and internet.

Identify all potential sales channels - professional, consumer, institutional, educational

### 7.3 Future Plans

Unique Beauty Supply would like to expand operations by offering wholesale products and opening multiple locations.

# 8. Financial Assumptions

Here is a summary of the projected financials for Unique Beauty Supply. With no competitors, based on 100% market share of existing target population in zip code 70518 only with an average sales ticket of $30 with just one visit, and an expected loss of 80% of the market due to transiency, homelessness, disinterested, etc., we forecast an annual conservative revenue within the first-year period of $172,800 with a 5% revenue increase annually over the first three years.

**Here is the breakdown:**
- Competition = 0
- Total Target Population = 1,854
- Total Expected Shopping Population = 1,483
- Total Expected Market Share Years 1-3 (100%+/- Target) = 1,483
- Expected Annual Visits per Customer = 4
- Total Expected Annual Transactions = 5,932
- Expected Monthly Transactions = 494
- Expected Daily In-Store Transactions = 16 (based on 30-day operations)
- Expected Average Sales per Transactions = $30
- Expected Average Daily In-Store Sales = $480
- Expected Average Monthly In-Store Sales = $14,400
- Expected Average Annual In-Store Sales = $172,800+/-

## 8.1 Assumptions

Sales:
85% of sales from OTC and professional products
15% of sales from alternate services
***+30% of sales in B2B sales (contracts, alliances, conglomerates)***

Our wage rates are conservatively set to maximize the return on investment and shorten the break-even point of this business. We will assess our wages semi-annually to determine if they should be reworked or remained as-is.
Payroll:
1 Full-Time Managers averaging $36,000 / year
1 Part-Time Associate totaling $10,000 / year
- $11.50/hour at 18-20 hours per week each

**Advertising (3-Month Plan): $3,000**
*$3000 /month broken down as follows:*
$1500   Print Marketing/Social Media Advertising
$1000   Television Advertising
$500    Coupon Advertising / E-Mail Marketing / Web Site Hosting

**Start-Up Expenses:**
$20,000 Inventory and FF&E
$3,000   Advertising (3 Month Push)
$2,000   Point-of-Sales and Computer System
$4,000   Exterior signage
$21,000 Working Capital/Payroll

**Total = $50,000**

# 9. Financial Projections Summary

|  | Year One | Year Two | Year Three |
|---|---|---|---|
| **Income** | | | |
| **Product Sales** | 146,880 | 154,224 | 161,935 |
| **Services** | 25,920 | 27,216 | 28,577 |
| **Gross Income** | 172,800 | 181,440 | 190,512 |
| **B2B Income** | 51,840 | 54,432 | 57,154 |
| **Total Income** | 224,640 | 235,872 | 247,665 |
| **Cost of Goods Sold** | | | |
| **Sales 55%** | 80,784 | 84,823 | 89,065 |
| **Services 5%** | 1,296 | 1,361 | 1,428 |
| **Total Cost of Sales** | 82,080 | 86,184 | 90,493 |
| **Gross Margin** | 142,560 | 149,688 | 157,173 |
| **Salaries and Wages** | | | |
| **Compensation = Owner** | 18,000 | 36,000 | 36,000 |
| **Social Security Employer rate = 4.2%** | 756 | 1,512 | 2,520 |
| **Medicare = 1.45%** | 261 | 522 | 870 |
| **Full-Time Employee Wage (Owner)** | 18,000 | 36,000 | 36,000 |
| **FUTA Rate = 6%** | 1,440 | 2,880 | 2,880 |
| **Social Security Employer rate = 4.2%** | 1,260 | 2,520 | 2,520 |
| **Medicare = 1.45%** | 0 | 0 | 0 |
| **State Income Tax + SUI = 2.7%** | 0 | 0 | 0 |
| **1 Part-Time Employee** | 10,000 | 10,000 | 10,000 |
| **FUTA Rate = 6%** | 600 | 600 | 600 |
| **FICA/SSI = 4.2%** | 420 | 420 | 420 |
| **Medicare = 1.45%** | 145 | 145 | 145 |
| **State Income Tax + SUI = 8.59%** | 859 | 859 | 951 |
| **Total Gross Salaries** | 28,000 | 46,000 | 46,000 |
| **Total Payroll Taxes** | 5,741 | 9,458 | 9,458 |
| **Total Salaries & Taxes** | 33,741 | 55,458 | 55,458 |